UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL
                                    FUND, LLC
                       (Name of Subject Company (Issuer))

        CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL
                                    FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 SANDRA DEGARAY
                     CREDIT SUISSE ALTERNATIVE CAPITAL, INC.
                                11 MADISON AVENUE
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                                  K&L GATES LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                JANUARY 30, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $141,183(a)                Amount of Filing Fee: $5.55(b)

(a) Calculated as the aggregate maximum value of Interests being purchased as of commencement.

(b)  Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ___________________
     Form or Registration No.: _________________
     Filing Party: _____________________________
     Date Filed: _______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to 5% of the net assets of the Fund, as of March 31, 2009, from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below), less any Early Withdrawal Charge (as defined below) due to the Fund in connection with the repurchase. As of December 31, 2008 (the last time the Fund's net asset value was calculated prior to commencement of the Offer), $141,183 constituted 5% of the Fund's net asset value. That value will likely change when the Fund's net asset value is calculated on March 31, 2009 and accordingly, the final offer amount may be more or less than $141,183. As used in this Schedule TO, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member's Interest, as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Friday, February 27, 2009 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of March 31, 2009, or at a later date determined by the Fund if the Offer is extended (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year-ended March 31, 2009, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.

     A Member may tender his or her entire Interest or a portion of his or her Interest. A Member who tenders all or a portion of an Interest prior to holding such Interest for at least 12 consecutive months will be subject to an "Early Withdrawal Charge" due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds.

     If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase. The Member will receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated as of December 15, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement")) determined as of the Valuation Date, less any Early Withdrawal Charge due to the Fund. The Member will receive an initial payment (the "Initial Payment") in an amount equal to approximately 95% (100% in the case of a Member that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Initial Payment will be paid to the Member approximately one month after the Valuation Date (the "Initial Payment Date"). In the case of a Member that tenders its entire Interest, the Member will receive a payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit, which the Fund expects will be completed by the end of May 2009. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Initial Payment and the Post-Audit Payment will be transmitted to the Member by PNC Global Investment Servicing, formerly known as PFPC Inc. (referred to herein as "PNC" or the "Administrator") on the Member's behalf.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

     Partial Interests will be repurchased on a "first in-first out" basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero) and any Early Withdrawal Charge will be calculated on this basis.

     If the Fund accepts the tender of the Member's Interest, the Fund will make payment for Interests it purchases in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Charge due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund seeks to achieve its investment objective by investing substantially all of its assets in interests in Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC, a Delaware limited liability company (the "Master Fund"). The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level. The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund, which is simultaneously tendering for its own interests. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund.

     Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on Friday, February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to March 27, 2009 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after the Notice Due Date.

     If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, c/o PNC Global Investment Servicing at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or (ii) fax it to PNC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on February 27, 2009. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PNC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 midnight, EASTERN TIME, ON FEBRUARY 27,
2009). The value of the Interests may change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PNC at (800) 348-1824 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on February 27, 2009, a Member that tenders its entire Interest will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is "Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The Fund seeks to achieve its investment objective by investing substantially all of its assets in interests in the Master Fund. The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level. The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. The principal executive office of the Fund is located at Eleven Madison Avenue, New York, NY 10010-3629 and its telephone number is (877) 435-5264.

          (b) The title of the securities that are the subject of the Offer is "outstanding units of interests," or portions thereof, in the Fund. As of the close of business on December 31, 2008, there were approximately $2,823,657 of Interests issued and outstanding. On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to 5% of the net assets of the Fund that are tendered by, and not withdrawn by, Members as described above in Item 1.

          (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name of the filing person (i.e., the Fund and the subject company) is "Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC." The Fund's principal executive office is located at Eleven Madison Avenue, New York, NY 10010-3629 and the telephone number is (877) 435-5264. The investment manager of the Fund is Credit Suisse Alternative Capital, Inc. (the "Investment Manager"). The principal executive office of the Investment Manager is located at Eleven Madison Avenue, New York, NY 10010-3629. The Board of Managers consists of Karin Bonding, Philip Chenok, Charles Hurty and Egidio Robertiello. Their address is c/o the Fund at Eleven Madison Avenue, New York, NY 10010-3629.

ITEM 4. TERMS OF THE TENDER OFFER.

          (a) (1) (i) On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to 5% of the net assets of the Fund as of the Valuation Date that are tendered by Members by 12:00 midnight, Eastern Time, on Friday, February 27, 2009 (or, if the
Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

          (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2009, or, if the Offer is extended (see Item 4(a)(1)(v) below), as of any later Valuation Date, less any Early Withdrawal Charge due to the Fund.

     A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. The Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase. Members will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements), less any Early Withdrawal Charge due to the Fund. On the Initial Payment Date, Members will receive the Initial Payment in an amount equal to approximately 95% (100% in the case of a Member that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund determined as of the Valuation Date, less any Early Withdrawal Charge due to the Fund. Payment of this amount will be made approximately one month after the Valuation Date. In the case of a Member that tenders its entire Interest, the Member will receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2009, the fiscal year-end of the Fund.

     Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased, less any Early Withdrawal Charge due to the Fund. However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

          (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Friday, February 27, 2009, unless the Offer is extended (see Item 4(a)(1)(v) below). Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

          (iv) Not applicable.

          (v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. Because the Fund may only withdraw its interests in the Master Fund pursuant to a tender offer by the Master Fund, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund. If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated January 30, 2009, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

          (vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests pursuant to Rule 13e-4. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to March 27, 2009 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such Notice Due Date.

          (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to PNC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on Friday, February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PNC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter.

     Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PNC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

          (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

          (ix) If Interests in excess of 5% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above. As described above, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund, and additional Interests may only be accepted in conjunction with an identical increase in the amount of the simultaneous Master Fund tender offer. The Master Fund may accept tendered interests on a pro rata basis based on the aggregate net asset value of such tendered interests, in which case only a portion of Master Fund interests tendered by the Fund may be repurchased. In this case, the Fund will correspondingly accept Interests tendered on or before the Notice Due Date and not withdrawn prior to the Notice Due Date on a pro rata basis.

          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to a more limited portfolio. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund pursuant to a simultaneous tender offer by the Master Fund. Such a tender by the Fund of its Interests in the Master Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

          (xi) Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

               (2) Not applicable.

          (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 31, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager. The Registration Statement also states that the Investment Manager expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members quarterly each year. The Fund commenced operations on April 4, 2005 and has previously offered to purchase Interests from Members pursuant to written tenders on a quarterly basis.

     The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or members of the Board of Managers or any person controlling the Fund or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

          (c) None of the Fund, the Investment Manager or the Board of Managers or any person controlling the Fund or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A Section 229.1006(c) are not applicable to the Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Investment Manager), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 5% of the net assets of the Fund as of the Valuation Date (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interests repurchased, less an Early Withdrawal Charges due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

          (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

          (c) Not applicable.

          (d) None of the Fund, the Investment Manager or the Board of Managers or any person controlling the Fund or the Investment Manager has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests (including those tendered by the Fund in connection with the Offer) pursuant to a simultaneous tender offer, subject to compliance with applicable law. If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and, if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Master Fund's obligations from the collateral deposited in the special custody account. The Master Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Master Fund by existing or new Members or from withdrawals of its capital from the investment funds in which it invests.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) None of the Fund's Board of Managers own any beneficial Interests in the Fund.

          (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Managers or any person controlling the Fund or the Investment Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (a) (1) The Fund commenced operations on April 4, 2005. Reference is made to the Financial Statements of the Fund for the years ended March 31, 2007 and March 31, 2008, which were filed with the Securities and Exchange Commission on Form N-CSR on June 11, 2007 and June 9, 2008, respectively, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed these audited annual reports to Investors on or about May 30, 2007 and May 30, 2008, respectively. Copies of the Fund's financial information may be found on the SEC's website at www.sec.gov or may be obtained free of charge by calling PNC at (800) 348-1824.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a)  (1)  None.

               (2)  None.

               (3)  Not applicable.

               (4)  Not applicable.

               (5)  None.

          (b)  None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

          A. Cover Letter to Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase.

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters to Members.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                        CREDIT SUISSE ALTERNATIVE CAPITAL
                                        LONG/SHORT EQUITY INSTITUTIONAL FUND,
                                        LLC


                                        By: /s/ Sandra DeGaray
                                            ------------------------------------
                                        Name:  Sandra DeGaray
                                        Title: Chief Financial Officer and
                                               Treasurer
                                               January 30, 2009

                                  EXHIBIT INDEX

EXHIBITS

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

           COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

  IF YOU DO NOT WANT TO SELL YOUR OUTSTANDING UNITS OF INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER
                                     OFFER.

January 30, 2009

Dear Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
Member:

     We are writing to inform you of important dates relating to a tender offer by Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Fund"). IF YOU ARE NOT INTERESTED IN HAVING THE FUND REPURCHASE YOUR OUTSTANDING UNITS OF INTEREST OR A PORTION OF YOUR INTEREST IN THE FUND ("INTEREST") AS OF MARCH 31, 2009, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION.

     The tender offer period begins on January 30, 2009 and will end at 12:00 midnight, Eastern Time, on FEBRUARY 27, 2009, AT WHICH POINT THE OFFER WILL EXPIRE. The purpose of the tender offer is to provide liquidity to Members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by PNC Global Investment Servicing ("PNC") no later than FEBRUARY 27, 2009. If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED AS OF MARCH 31, 2009.

     If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, c/o PNC Global Investment Servicing at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or
(ii) fax it to PNC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON FEBRUARY 27, 2009 (if the member chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter).

     If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PNC at (800) 348-1824.

Sincerely,


Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

                                    EXHIBIT B

                                OFFER TO PURCHASE

   CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC
                              ELEVEN MADISON AVENUE
                               NEW YORK, NY 10010

                           OFFER TO PURCHASE INTERESTS
                             DATED JANUARY 30, 2009

                         LETTERS OF TRANSMITTAL MUST BE
                   RECEIVED BY PNC GLOBAL INVESTMENT SERVICING
                              BY FEBRUARY 27, 2009.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
               12:00 midnight, EASTERN TIME, ON FEBRUARY 27, 2009,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC:

     Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash and/or in-kind distributions on the terms and conditions set out in this offer to purchase (this "Offer to Purchase") and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer") an amount of Interests or portions of Interests up to 5% of the net assets of the Fund as of March 31, 2009. As of December 31, 2008 (the last time the Fund's net asset value was calculated prior to commencement of the Offer), $141,183 constituted 5% of the Fund's net asset value. That value will likely change when the Fund's net asset value is calculated on March 31, 2009 and accordingly, the final offer amount may be more or less than $141,183. The
Fund seeks to achieve its investment objective by investing substantially all of its assets in interests in Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC, a Delaware limited liability company (the "Master Fund"). The investment manager of the Master Fund is Credit Suisse Alternative Capital, Inc. The Offer is being made pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of the tendered Interests as of March 31, 2009 (or at a later date determined by the Fund if the Offer is extended) (in each case, the "Valuation Date"), less any Early Withdrawal Charge (as defined below) due to the Fund in connection with the repurchase. As used in the Offer, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund representing beneficial interests in the Fund, and includes all or any portion of a Member's Interest as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on February 27, 2009 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's board of managers (the "Board of Managers"). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender an Interest for purchase is called the "Notice Due Date" and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund. As a result, any extension of the tender period with respect to the Offer may only be made in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Agreement dated as of December 15, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement").

     Members should realize that the value of the Interests tendered in the Offer likely will change between the last time net asset value was calculated and the Valuation Date when the value of the Interests tendered to the Fund for purchase will be determined. Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date, when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests or the amount of any Early Withdrawal Charge due to the Fund in connection with the repurchase should contact the Tender Offer Administrator at PNC Global Investment Servicing ("PNC"), the Fund's Administrator, at (800) 348-1824 or at Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, c/o PNC Global Investment Servicing at P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Members desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to PNC in the manner set out below.

                                    IMPORTANT

     NONE OF THE FUND, ITS INVESTMENT MANAGER, CREDIT SUISSE ALTERNATIVE CAPITAL, INC. (THE "INVESTMENT MANAGER"), OR THE BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

     BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND, THE INVESTMENT MANAGER, OR THE BOARD OF MANAGERS.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

   Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
                       c/o PNC Global Investment Servicing
                                  P.O. Box 219
                               Claymont, DE 19703
                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790


                                      (ii)

                                TABLE OF CONTENTS

1.  Summary Term Sheet .....................................................   1
2.  Background and Purpose of the Offer ....................................   2
3.  Offer to Purchase and Price ............................................   3
4.  Amount of Tender .......................................................   4
5.  Procedure for Tenders ..................................................   4
6.  Withdrawal Rights ......................................................   5
7.  Purchases and Payment ..................................................   5
8.  Certain Conditions of the Offer ........................................   7
9.  Certain Information About the Fund .....................................   7
10. Certain Federal Income Tax Consequences ................................   8
11. Miscellaneous ..........................................................   8


                                      (iii)

1. SUMMARY TERM SHEET

     This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

- The Fund (referred to as "we" or the "Fund" in this Summary Term Sheet) is offering to purchase Interests in an amount up to 5% of the net assets of the Fund calculated as of the Valuation Date. As of December 31, 2008 (the last time the Fund's net asset value was calculated prior to commencement of the Offer), $141,183 constituted 5% of the Fund's net asset value.
     That value will likely change when the Fund's net asset value is calculated on March 31, 2009 and accordingly, the final offer amount may be more or less than $141,183. We will purchase your Interests at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date, less any Early Withdrawal Charge (defined below) due to the Fund in connection with the repurchase. The net asset value of Interests will be calculated for this purpose as of March 31, 2009 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 12:00 midnight, Eastern Time, on February 27, 2009 (or, if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire. The Fund may find it necessary to liquidate a portion of its interests in the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund. As a result, any extension of the tender period with respect to the Offer may only be made in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

- The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed by the end of May 2009, and that net asset value will be used to determine the final amount paid for tendered Interests.

-    A Member may tender its entire Interest or a portion of its Interest. See
     Section 4.

- If you tender your Interest and we purchase that Interest, upon the expiration of the Offer, we will identify an amount of any underlying hedge fund securities being liquidated and cash approximately worth an amount equal to the net asset value of the Interest tendered and accepted for repurchase (valued in accordance with the LLC Agreement) determined as of March 31, 2009 (or, if the Offer is extended, the net asset value determined on the Valuation Date), less any Early Withdrawal Charge due to the Fund in connection with the repurchase.

- If your Interests are accepted for purchase according to the Offer, an initial payment in cash and/or in-kind distributions (valued according to the LLC Agreement) equal to approximately 95% (100% in the case of a Member tendering less than its entire Interest) of the unaudited net asset value of the Interest, less any Early Withdrawal Charge due to the Fund in connection with the repurchase (the "Initial Payment"). The Initial Payment will be paid to you approximately one month after the Valuation Date (the "Initial Payment Date").

- A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

- A Member who tenders an Interest prior to holding such Interest for at least 12 consecutive months will be subject to a "Early Withdrawal Charge" due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds.

- In the case of a Member tendering its entire Interest, the Member is entitled to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit, which the Fund expects will be completed by the end of May 2009.

- If we accept the tender of your Interest, we will pay you in the form of cash distributions equal to the value of the Interest repurchased, less any Early Withdrawal Charge due to the Fund in connection with the repurchase; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. See Section 7.

- If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Time, on February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of an Interest on or prior to March 27, 2009 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such Notice Due Date. See Section 6.

- If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, c/o PNC Global Investment Servicing, P.O. Box 219, Claymont, DE 19703,
     Attention: Tender Offer Administrator; or (ii) fax it to PNC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on February 27, 2009. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PNC PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 midnight, EASTERN TIME, ON FEBRUARY 27, 2009). See Section 5. The value of your Interests may change between the last time net asset value was calculated and the Valuation Date when the value of the Interests being purchased will be determined. See Section 3.

-    As of December 31, 2008, there were approximately $2,823,657 of
     Interests issued and outstanding. If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at PNC at (800) 348-1824 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2. BACKGROUND AND PURPOSE OF THE OFFER.

     The purpose of the Offer is to provide liquidity to the Members that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund's registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager. The Registration Statement also states that the Investment Manager expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members quarterly each year. The Fund commenced operations on April 4, 2005 and has previously offered to purchase Interests from Members pursuant to written tenders on a quarterly basis.

     Because there is no secondary trading market for Interests and transfers of Interests are subject to significant transfer restrictions, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendations of the Investment Manager. While the Investment Manager intends to recommend to the Board of Managers that the Fund offer to repurchase Interests, or portions of them, on a quarterly basis each year, the Board of Managers is under no obligation to follow such recommendations.

     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to a more limited portfolio. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund pursuant to a simultaneous tender offer by the Master Fund. Such a tender by the Fund of its Interest in the Master Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

     Interests that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Investment Manager.

     The tender of an Interest by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased. You should also realize that although the Offer is scheduled to expire on February 27, 2009 (unless it is extended), you will remain a Member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Valuation Date.

3. OFFER TO PURCHASE AND PRICE.

     The Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Section 4 below), purchase an amount of Interests up to 5% of the net assets of the Fund as of the Valuation Date that are tendered by Members by 12:00 midnight, Eastern Time, on February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of March 31, 2009 or, if the Offer is extended, as of any later Valuation Date, payable as set out in
Section 7, less any Early Withdrawal Fee due to the Fund in connection with the repurchase. The determination of the net asset value of Interests as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements. Because the Fund may only withdraw its interests in the Master Fund pursuant to a tender offer by the Master Fund, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

4. AMOUNT OF TENDER.

     Subject to the limitations set out below, a Member may tender its entire Interest or a portion of its Interest. If a Member tenders a portion of its Interests in an amount that would cause the Member's capital account balance to fall below the required minimum account balance of at least $50,000, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

     If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 5% of the net assets of the Fund as of the Valuation Date (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described below), purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Interests in excess of 5% of the net assets of the Fund as of the Valuation Date are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below. As described above, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund, and additional Interests may only be accepted in conjunction with an identical increase in the amount of the simultaneous Master Fund tender offer. The Master Fund may accept tendered interests on a pro rata basis based on the aggregate net asset value of such tendered interests, in which case only a portion of Master Fund interests tendered by the Fund may be repurchased. In this case, the Fund will correspondingly accept Interests tendered on or before the Notice Due Date and not withdrawn prior to the Notice Due Date on a pro rata basis.

5. PROCEDURE FOR TENDERS.

     Members wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by February 27, 2009 (or, if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to PNC, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on February 27, 2009 (or, if the Offer is extended, no later than any later Notice Due Date).

     The Fund recommends that all documents be submitted to PNC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PNC at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest, including, but not limited to, the failure of PNC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Investment Manager or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6. WITHDRAWAL RIGHTS.

     Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted a Member's tender of an Interest on or prior to March 27, 2009 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by PNC at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7. PURCHASES AND PAYMENT.

     For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Members will be the net asset value thereof as of March 31, 2009, or, if the Offer is extended, as of any later Valuation Date, less any Early Withdrawal Charge due to the Fund in connection with the repurchase. The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made, including any Early Withdrawal Charge due to the Fund in connection with the repurchase. The Fund will not pay interest on the purchase amount.

     For Members that tender Interests that are accepted for purchase, payment of the purchase amount will consist of the Initial Payment in an amount equal to approximately 95% (100% in the case of a Member that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, less any Early Withdrawal Charge due to the Fund in connection with the repurchase and, in the case of Members tendering less than their entire Interest, a contingent payment as described below. Payment of the Initial Payment will be made approximately one month after the Valuation Date, less any Early Withdrawal Charge due to the Fund in connection with the repurchase. In the case of a Member tendering all of its Interests, the Member will receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Early Withdrawal Charge due to the Fund in connection with the repurchase, OVER (2) the Initial Payment. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

     The Initial Payment and, if applicable, Post-Audit Payment (together, the "Cash Payment") will be transmitted to the Member by PNC on behalf of the tendering Member. Any Cash Payment due will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of at least $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

     The Fund will make payment for Interests it purchases pursuant to the Offer in the form of cash distributions equal to the value of the Interests repurchased, less any Early Withdrawal Fee due to the Fund; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund may find it necessary to liquidate a portion of its interests in its Master Fund. Because interests in a Master Fund may not be transferred, the Fund may withdraw a portion of its interests in such Master Fund only pursuant to a simultaneous tender offer by the Master Fund. None of the Fund, the Board of Managers, or the Investment Manager have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of its interests pursuant to a simultaneous tender offer, subject to compliance with applicable law, through borrowings. If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Master Fund by existing and/or new Members or from withdrawals of its capital from the investment funds in which it invests.

     Although the Fund has retained the option to pay all or a portion of the purchase amount by distributing in-kind distributions, the purchase amount will most likely be paid entirely in cash, except in the unlikely event that the Investment Manager determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Interests. There are costs and risks associated with the receipt of in-kind distributions in exchange for a Member's Interest. For example, a Member may incur brokerage charges and other selling expenses when it sells its in-kind distributions, and the proceeds of any such sale of securities may be less than the cash value of a Member's Interest as of the Valuation Date. In the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by the Investment Manager and notified to the Member.

8. CERTAIN CONDITIONS OF THE OFFER.

     In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or
(c) to postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members. As described above, the Offer may only be extended in conjunction with an identical extension of the simultaneous tender offer conducted by the Master Fund.

     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the SEC permits by order for the protection of Members.

9. CERTAIN INFORMATION ABOUT THE FUND.

     The Fund is registered under the Securities Act and the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. Subscriptions for Interests of the Fund were first accepted for investment as of April 4, 2005. The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Master Fund. The principal office of the Fund is located at Eleven Madison Avenue, New York, NY 10010-3629 and the telephone number is (877) 435-5264. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

     None of the Fund, the Investment Manager or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Investment Manager), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

     There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Managers or any person controlling the Fund or the Investment Manager.

10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

11. MISCELLANEOUS.

     The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting PNC at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC's internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, NE,Washington, DC 20549.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

        CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL
                                    FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated January 30, 2009

                       THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY PNC GLOBAL INVESTMENT SERVICING
                              BY FEBRUARY 27, 2009.

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
             AT 12:00 midnight, EASTERN TIME, ON FEBRUARY 27, 2009,
                          UNLESS THE OFFER IS EXTENDED.

               Complete This Letter Of Transmittal And Return To:

        CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL
                                    FUND, LLC
                       c/o PNC Global Investment Servicing
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

     The undersigned hereby tenders to Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), the outstanding units of interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated January 30, 2009 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

     The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

     The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

     The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Investment Manager and notified to the undersigned.

     Any Members tendering all of their Interests will receive a "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of March 31, 2009, subject to an extension of the Offer as described in Section 8 of the Offer, less any early withdrawal fee due to the Fund in connection with the repurchase. The Post-Audit Payment will be payable following the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

     All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

      PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:
     CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC, C/O PNC GLOBAL INVESTMENT SERVICING, P.O. BOX 219, CLAYMONT, DE 19703,
                     ATTENTION: TENDER OFFER ADMINISTRATOR.
    FOR ADDITIONAL INFORMATION: PHONE: (800) 348-1824 OR FAX: (302) 791-2790.

PART 1. NAME:

     Name of Member: ___________________________________

     Telephone Number: _________________________________

PART 2. AMOUNT OF OUTSTANDING UNITS OF INTEREST BEING TENDERED:

     [ ]  The undersigned's entire outstanding units of interest.

     [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

          $___________________

          The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the required minimum account balance of at least $50,000, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the required minimum balance is maintained or to repurchase all of the undersigned's outstanding units of interests.

PART 3. PAYMENT:

     CASH PAYMENT

     Cash payments will be wire transferred to the account you specify below:

                        _________________________________
                                  Name of Bank

                        _________________________________
                                 Address of Bank

                        _________________________________
                                   ABA Number

                        _________________________________
                                 Account Number

                        _________________________________
                        Name Under Which Account Is Held

PART 4. SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT        FOR OTHER INVESTORS:
TENANTS:


---------------------------------------   --------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY
AS APPEARED ON SUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY
                                          AS APPEARED ON SUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ONSUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary (SIGNATURE
                                          OF OWNER(S) EXACTLY AS APPEARED ON
                                          SUBSCRIPTION AGREEMENT)


                                          --------------------------------------
                                          Print Name and Title of Co-signatory

Date:
      -------------------

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

        CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL
                                    FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                             Dated January 30, 2009

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                 RECEIVED BY PNC GLOBAL INVESTMENT SERVICING BY,
               12:00 midnight, EASTERN TIME, ON FEBRUARY 27, 2009,
                          UNLESS THE OFFER IS EXTENDED.

                Complete This Notice of Withdrawal And Return To:

   Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
                       c/o PNC Global Investment Servicing
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its outstanding units of interest in Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

      Such tender was in the amount of:

          [ ]  The undersigned's entire outstanding units of interest.

          [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

               $____________________

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT        FOR OTHER INVESTORS:
TENANTS:


---------------------------------------   --------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY
AS APPEARED ON SUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY
                                          AS APPEARED ON SUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)


---------------------------------------   --------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary (SIGNATURE
                                          OF OWNER(S) EXACTLY AS APPEARED ON
                                          SUBSCRIPTION AGREEMENT)


                                          --------------------------------------
                                          Print Name and Title of Co-signatory

Date:
      -------------------

                                    EXHIBIT E

   FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF
                                OFFERS OF TENDER

                                                                 ______ __, 2009

Dear Member:

     Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Fund") has received and accepted for purchase your tender of all or a part of your outstanding units of interest in the Fund (your "Interest").

     Because you have tendered and the Fund has purchased all or a part of your Interest, you will receive an initial payment in an amount equal to approximately 95% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of March 31, 2009, less any early withdrawal charge due to the Fund in connection with the repurchase (as applicable), in accordance with the terms of the tender offer. If you tender all or a portion of your Interest prior to holding such interest for at least 12 consecutive months, you will be subject to an early withdrawal charge due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal on or about April 30, 2009, unless the Valuation Date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

     If you tendered your entire Interest, a post-audit payment representing the balance of the purchase amount, if any, will be paid to you following the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the next annual audit of the Fund's financial statements will be completed by the end of May 2009.

     If you tender for repurchase only a portion of your Interests you are required to maintain a capital account balance of at least $50,000. If you tender a portion of your Interests and the repurchase of that portion would cause your capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from you so that the required minimum balance is maintained or to repurchase all of your Interests.

     If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at PNC Global Investment Servicing at (800) 348-1824.

Sincerely,


Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

Enclosure

                                                                 ______ __, 2009

Dear Member:

     Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Fund").

     Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to approximately 95% (100% if you tendered less than your entire Interest) of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of March 31, 2009, less any applicable early withdrawal fee due to the Fund in connection with the repurchase, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

     The balance of the purchase amount, if any, will be paid to you following the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the next annual audit of the Fund's financial statements will be completed by the end of May 2009.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at PNC Global Investment Servicing at (800) 348-1824.

Sincerely,


Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC

Enclosure